UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 6)1

Numerex Corp.
(Name of Issuer)

Class A Common Stock, no par value
(Title of Class of Securities)

67053A102
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67053A102

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 668,342
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 668,342
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,342
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 67053A102

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 682,380 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 682,380 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,380 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON OO

(1) Includes 14,038 Shares held in a managed account for which Potomac Capital Management, L.L.C. serves as investment advisor.

CUSIP NO. 67053A102

1	NAME OF REPORTING PERSON PAUL J. SOLIT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 581,900 (1)
	6	SHARED VOTING POWER 682,380 (2)
	7	SOLE DISPOSITIVE POWER 581,900 (1)
	8	SHARED DISPOSITIVE POWER 682,380 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,264,280 (1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON IN

(1) Includes (i) 33,333 Shares purchasable upon the exercise of certain warrants, (ii) 18,570 Shares held in accounts in the name of Mr. Solit’s minor children, and (iii) 31,102 Shares held in an account in the name of Mr. Solit’s spouse.

(2) Includes 14,038 Shares held in a managed account for which Potomac Capital Management, L.L.C. serves as investment advisor.

CUSIP NO. 67053A102

Item 1(a).	Name of Issuer:

Numerex Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1600 Parkwood Circle, Suite 500, Atlanta, Georgia 30339

Item 2(a).	Name of Person Filing:

This statement is filed by Potomac Capital Partners L.P., a Delaware limited partnership (“PCP”), Potomac Capital Management, L.L.C., a Delaware limited liability company (“Potomac Management”), and Paul J. Solit.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Potomac Management is the general partner of PCP and the investment manager of a managed account (the “Managed Account”).  Mr. Solit is the managing member of Potomac Management.  By virtue of these relationships, each of Potomac Management and Mr. Solit may be deemed to beneficially own the Issuer’s Class A Common Stock, no par value per share, owned directly by each of PCP and the Managed Account.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 825 Third Ave, 33rd Floor, New York, New York 10022.

Item 2(c).	Citizenship:

Each of PCP and Potomac Management are organized under the laws of the State of Delaware.  Mr. Solit is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, no par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

67053A102

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/X/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP NO. 67053A102

(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2011, PCP beneficially owned 668,342 Shares.

As of December 31, 2011, Potomac Management, as the general partner of PCP and the investment advisor of the Managed Account, may be deemed to beneficially own the 668,342 Shares owned directly by PCP and the 14,038 Shares owned directly by the Managed Account.

As of December 31, 2011, Mr. Solit beneficially owned 581,900 Shares, including 33,333 Shares purchasable upon the exercise of certain warrants, 18,570 Shares held in accounts in the name of Mr. Solit’s minor children, and 31,102 Shares held in an account in the name of Mr. Solit’s spouse.  As the managing member of Potomac Management, Mr. Solit may be deemed to beneficially own the 668,342 Shares owned directly by PCP and the 14,038 Shares owned directly by the Managed Account.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person, except to the extent of his or its pecuniary interest therein.

(b)	Percent of class:

8.4%

Based upon 15,077,741 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2011.  As of December 31, 2011, (i) PCP beneficially owned approximately 4.4% of the outstanding Shares, (ii) Potomac Management may be deemed to beneficially own approximately 4.5% of the outstanding Shares, and (iii) Mr. Solit beneficially owned approximately 3.9% of the outstanding Shares and may be deemed to beneficially own approximately 4.5% of the outstanding Shares.

CUSIP NO. 67053A102

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 67053A102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2012	POTOMAC CAPITAL PARTNERS L.P.

	By:	Potomac Capital Management, L.L.C.
General Partner

	By:	/s/ Paul J. Solit
	Name:	Paul J. Solit
	Title:	Managing Member

POTOMAC CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

/s/ Paul J. Solit
PAUL J. SOLIT